APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Two Trees Roastery
Balance Sheet - unaudited
For the period ended 3-31-22

	Current Period		Prior Period	
	31-Mar-22		31-Dec-21	
ASSETS				
Current Assets:				
Cash	$	4,400.00	$	-
Petty Cash		-		-
Accounts Receivables		-		-
Inventory		-		-
Prepaid Expenses		-		-
Employee Advances		-		-
Temporary Investments		-		-
Total Current Assets		4,400.00		-
Fixed Assets:				
Land		-		-
Buildings		-		-
Furniture and Equipment		-		-
Computer Equipment		1,400.00		-
Vehicles		1,200.00		-
Less: Accumulated Depreciation		-		-
Total Fixed Assets		2,600.00		-
Other Assets:				
Trademarks		-		-
Patents		-		-
Security Deposits		-		-
Other Assets		1,000.00		960.00
Total Other Assets		1,000.00		960.00
TOTAL ASSETS	**$**	**8,000.00**	**$**	**960.00**
LIABILITIES				
Current Liabilities:				
Accounts Payable	$	-	$	-
Business Credit Cards		-		-
Sales Tax Payable		-		-
Payroll Liabilities		-		-
Other Liabilities		1,000.00		960.00

Current Portion of Long-Term Debt	-	-
Total Current Liabilities	1,000.00	960.00
Long-Term Liabilities:		
Notes Payable	-	-
Mortgage Payable	-	-
Less: Current portion of Long-term debt	-	-
Total Long-Term Liabilities	-	-
EQUITY		
Capital Stock/Partner's Equity	7,000.00	-
Opening Retained Earnings	-	-
Dividends Paid/Owner's Draw	-	-
Net Income (Loss)	-	-
Total Equity	7,000.00	-
TOTAL LIABILITIES & EQUITY	**$ 8,000.00**	**$ 960.00**
Balance Sheet Check	-	-

I, Aaron Taggart, certify that:

1. The financial statements of Two Trees Roastery included in this Form are true and complete in all material respects; and
2. The tax return information of Two Trees Roastery has not been included in this Form as Two Trees Roastery was formed on 08/17/2021 and has not filed a tax return to date.

Signature

Name: Aaron Taggart

Title: Co-owner